UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Prospect Global Resources Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74348X103

(CUSIP Number)

Conway J. Schatz

703 17th Street, Suite 800

Denver, CO 80202

(720) 571-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74348X103	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Very Hungry LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,176,470
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,176,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,176,470
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.3%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 74348X103	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Hexagon Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,604,070
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,604,070
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,604,070
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.0%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 74348X103	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Scott J. Reiman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,804,070
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,804,070
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,804,070
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 74348X103	13D	Page 5 of 11 Pages

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.001 per share par value (the “Common Stock”), including shares of Common Stock issuable upon exercise of warrants, of Prospect Global Resources Inc., a Nevada corporation (the “Issuer”), with its principal executive offices at 1621 18th Street, Suite 260, Denver, CO 80202.

Item 2.	Identity and Background

(a) This Schedule 13D is jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) Very Hungry LLC (“Very Hungry”), (2) Hexagon Investments, LLC (“Hexagon”), a manager and member of Very Hungry, and (3) Scott J. Reiman, by virtue of his ownership and control of Hexagon. Very Hungry, Hexagon and Mr. Reiman are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The principal business address of each of Very Hungry, Hexagon and Mr. Reiman is 703 17th Street, Suite 800, Denver, CO 80202.

(c) The principal business of each of Very Hungry and Hexagon is as a private investment company that engages in marketable securities, real estate, private equity and venture capital, and oil and gas . The principal occupation of Mr. Reiman is as the founder and President of Hexagon. Hexagon is a manager and member of Very Hungry and holds over 90% of the economic interests in Very Hungry.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Very Hungry and Hexagon is a Colorado limited liability company. Mr. Reiman is a citizen of the United States of America.

The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by such Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

April 2011 Transactions

On April 25, 2011, the Issuer issued a $2,500,000 convertible secured note due April 24, 2012 (the “April Note”) to Hexagon, which accrued interest at 10% per annum. The April Note was secured pari passu by all of the Issuer’s assets with the Issuer’s other outstanding convertible notes. The principal amount plus accrued interest on the April Note was convertible at Hexagon’s option at any time during the term into shares of the Issuer’s common stock at $3.00 per share, subject to adjustment solely for capital reorganization events. The principal amount plus accrued interest was to convert automatically into shares of the Issuer’s common stock at $3.00 per share upon completion by the Issuer of the issuance of at least $10,000,000 of securities; provided, that if such issuance of securities occurred at a per share purchase price of less than $3.60, additional shares would be issued upon conversion such that the total shares received by Hexagon upon conversion would

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equal the aggregate principal amount (X) plus all accrued interest (Y) divided by 0.8 times the per share purchase price of the securities issuance (Z). For clarity, the total shares received by the holder was to be equal to (X + Y)÷(0.8 * Z).

The Issuer also issued Hexagon two warrants to purchase the Issuer’s common stock (the “April Warrants”). The first April Warrant is exercisable until April 25, 2013 for up to $2,000,000 of shares at a purchase price equal to the lower of (i) $3.00 and (ii) $2,500,000 divided by the total number of shares of common stock issued upon conversion of the April Note. The second April Warrant is exercisable until April 25, 2014 for up to $7,500,000 of shares at the same purchase price.

In connection with issuance of the April Note and the April Warrants, the Issuer granted piggy-back registration rights to Hexagon for the shares issuable upon conversion of the April Note and exercise of the April Warrants.

The aggregate purchase price paid by Hexagon for the securities described above was $2,500,000, which was paid out of Hexagon’s working capital. Following the April 2011 transactions, each of Hexagon and Mr. Reiman beneficially owned 4,000,000 shares of Common Stock, representing in the aggregate approximately 15.7% of the outstanding shares of Common Stock of the Issuer as of May 12, 2011 on an as-converted basis.

September 2011 Transactions

On September 19, 2011, the Issuer issued a $1,500,000 convertible secured note due September 19, 2012 (the “September Note”) to Hexagon, which accrued interest at 10% per annum. The September Note was secured pari passu by all of the Issuer’s assets with the Issuer’s other outstanding convertible notes, including the April Note. The principal amount plus accrued interest on the September Note was convertible at Hexagon’s option at any time during the term into shares of the Issuer’s common stock at $4.00 per share, subject to adjustment solely for capital reorganization events. The principal amount plus accrued interest was to convert automatically into shares of the Issuer’s common stock at $4.00 per share upon completion by the Issuer of the issuance of at least $10,000,000 of securities; provided, that if such issuance of securities occurred at a per share purchase price of less than $4.44, additional shares would be issued upon conversion such that the total shares received by Hexagon upon conversion would equal the aggregate principal amount (X) plus all accrued interest (Y) divided by 0.9 times the per share purchase price of the securities issuance (Z). For clarity, the total shares received by the holder was to be equal to (X + Y)÷(0.9 * Z).

The Issuer also issued Hexagon a warrant to purchase the Issuer’s common stock (the “September Warrant”). The September Warrant is exercisable until September 19, 2013 for up to $3,750,000 of shares at a purchase price equal to the conversion price of the September Note.

In connection with issuance of the September Note and the September Warrant, the Issuer granted piggy-back registration rights to Hexagon for the shares issuable upon conversion of the September Note and exercise of the September Warrant.

The aggregate purchase price paid by Hexagon for the securities described above was $1,500,000, which was paid out of Hexagon’s working capital. Following the September 2011 transactions, each of Hexagon and Mr. Reiman beneficially owned 5,312,500 shares of Common Stock, representing in the aggregate approximately 19.0% of the outstanding shares of Common Stock of the Issuer as of September 23, 2011 on an as-converted basis.

November 2011 Transactions

On November 22, 2011, the Issuer sold 2,588,235 shares of common stock and a warrant to purchase 2,588,235 shares of common stock at $4.25 per share (the “November Warrant”) to Very Hungry. The aggregate purchase price paid by Very Hungry was $10,999,998.75, which was paid out of Hexagon’s working capital. The warrant is exercisable at any time through November 22, 2012. The Issuer granted piggy-back registration rights for the shares purchased and issuable upon exercise of the November Warrant.

Upon the closing of the issuance of securities to Very Hungry, all of the Issuer’s outstanding convertible

CUSIP No. 74348X103	13D	Page 7 of 11 Pages

secured notes converted into Common Stock, in accordance with the terms of such notes and the associated securities purchase agreements. The April Note, consisting of principal of $2,500,000 and accrued interest of $144,521, converted at a price of $3.00 per share into 881,507 shares of Common Stock. The September Note, consisting of principal of $1,500,000 and accrued interest of $26,301, converted at a price of $3.825 per share into 399,033 shares of Common Stock. The April Warrants and the September Warrant remained outstanding. The exercise price of the September Warrant was adjusted from $4.00 to $3.825 based on the conversion rate of the September Note, such that the September Warrant is now exercisable for an aggregate of 980,393 shares of Common Stock (an increase of 42,893 shares).

December 2011 Option

On December 27, 2011, the Issuer granted Mr. Reiman a stock option to acquire 200,000 shares of Common Stock at an exercise price of $4.25 per share (the “December Option”) in connection with Mr. Reiman’s service as a director of the Issuer. The December Option vested immediately upon the date of grant and expires on December 26, 2021.

Item 4.	Purpose of Transaction

The Reporting Persons beneficially own or may be deemed to beneficially own the Common Stock of the Issuer and the April Warrants, the September Warrant and the November Warrant of the Issuer, each of which may be converted into Common Stock of the Issuer, for investment purposes. Each of the Reporting Persons intend to continuously review his or its investment in the Issuer, and may in the future determine to (1) acquire additional securities of the Issuer, through open market purchases, private agreements, or otherwise, (2) dispose of all or a portion of his or its interest in the Issuer, through open market transactions, in negotiated block sales to one or more purchasers, or by gift or donation to family members, charitable organizations or third parties, (3) restructure the form of ownership of investment in the Issuer through distributions of Issuer securities by Very Hungry and/or Hexagon to their respective members and/or through private sales of membership interests in Very Hungry or Hexagon and/or securities of the Issuer to some or all of the members of Hexagon, or (4) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the final paragraph of this Item 4. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change his or its intention with respect to any or all of such matters. In reaching any decision as to his or its course of action (as well as to the specific elements thereof), each Reporting Person currently expects that he or it would take into consideration a variety of factors, including, but not limited to, the following: (a) the Issuer’s business and prospects; (b) other developments concerning the Issuer and its businesses generally; (c) other business opportunities available to the Reporting Person; (d) developments with respect to the business of the Reporting Person; (e) changes in law and government regulations; (f) general economic conditions; and (g) money and stock market conditions, including the market price of the securities of the Issuer.

On August 24, 2011, Mr. Reiman was appointed to the Board of Directors of the Issuer. Mr. Reiman was not appointed pursuant to any agreement or understanding with the Issuer. On March 16, 2012, Mr. Reiman resigned from the Board of Directors of the Issuer. On March 20, 2012, Conway J. Schatz was appointed to the Board of Directors and the Audit Committee of the Issuer, effective April 1, 2012. Mr. Schatz is a vice president of Hexagon. Mr. Schatz was not appointed pursuant to any agreement or understanding with the Issuer.

Other than as described above, the Reporting Persons do not have any plans or proposals relating to any of the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a

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class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act (upon reduction of the number of stockholders to less than 300); or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The following disclosure assumes there are 39,489,173 shares of Common Stock of the Issuer outstanding as of May 1, 2012, which number is based on information set forth in the Annual Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission on May 10, 2012.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by the Reporting Persons listed in Item 2, or that the Reporting Persons listed in Item 2 may be deemed to beneficially own pursuant to Rule 13d-3 of the Act as of the date hereof, are as follows:

•

Very Hungry beneficially owns 5,176,470 shares of the Issuer’s Common Stock, consisting of 2,588,235 shares of Common Stock and 2,588,235 shares issuable upon exercise of the November Warrant, representing in the aggregate approximately 12.3% of the outstanding shares of Common Stock of the Issuer as of May 1, 2012 on an as-converted basis.

•

Hexagon beneficially owns 10,604,070 shares of the Issuer’s Common Stock, consisting of 3,868,775 shares of Common Stock (1,280,540 of which are owned directly by Hexagon and 2,588,235 of which are owned directly by Very Hungry), 666,667 shares issuable upon exercise of the first April Warrant (held directly by Hexagon), 2,500,000 shares issuable upon exercise of the second April Warrant (held directly by Hexagon), 980,393 shares issuable upon exercise of the September Warrant (held directly by Hexagon), and 2,588,235 shares issuable upon exercise of the November Warrant (held directly by Very Hungry), representing in the aggregate approximately 23.0% of the outstanding shares of Common Stock of the Issuer as of May 1, 2012 on an as-converted basis.

•

Mr. Reiman beneficially owns 10,804,070 shares of the Issuer’s Common Stock, consisting of 3,868,775 shares of Common Stock (1,280,540 of which are owned directly by Hexagon and 2,588,235 of which are owned directly by Very Hungry), 666,667 shares issuable upon exercise of the first April Warrant (held directly by Hexagon), 2,500,000 shares issuable upon exercise of the second April Warrant (held directly by Hexagon), 980,393 shares issuable upon exercise of the September Warrant (held directly by Hexagon), 2,588,235 shares issuable upon exercise of the November Warrant (held directly by Very Hungry), and 200,000 shares issuable upon exercise of the December Option, representing in the aggregate approximately 23.3% of the outstanding shares of Common Stock of the Issuer as of May 1, 2012 on an as-converted basis.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the entities identified above as holding the shares of Common Stock reported on this Schedule 13D) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Other than the transactions described herein, none of the Reporting Persons has effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) Except as specifically set forth in this Item 5, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or

CUSIP No. 74348X103	13D	Page 9 of 11 Pages

the proceeds from the sale of the shares of Common Stock of, the Issuer that are beneficially owned directly, or deemed beneficially owned indirectly, by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as described below, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

In connection with the April 2011 transactions described in Item 3 of this Schedule 13D, Hexagon and the Issuer entered into a Securities Purchase Agreement dated as of April 25, 2011, and a Registration Rights Agreement dated as of April 25, 2011. The securities of the Issuer acquired by Hexagon were evidenced by a Senior Secured Convertible Note, a Two-Year Common Stock Purchase Warrant and a Three-Year Common Stock Purchase Warrant.

In connection with the September 2011 transactions described in Item 3 of this Schedule 13D, Hexagon and the Issuer entered into a Securities Purchase Agreement dated as of September 23, 2011, a Registration Rights Agreement dated as of September 23, 2011, and a Security Agreement dated as of September 23, 2011. The securities of the Issuer acquired by Hexagon were evidenced by a Convertible Secured Promissory Note and a Two-Year Common Stock Purchase Warrant.

In connection with the November 2011 transactions described in Item 3 of this Schedule 13D, Very Hungry and the Issuer entered into a Common Stock Purchase Agreement dated as of November 22, 2011, a Common Stock Purchase Warrant dated as of November 22, 2011, and a Registration Rights Agreement dated as of November 22, 2011.

Also on November 22, 2011, the Issuer entered into a royalty agreement with Grandhaven Energy, LLC (“Grandhaven”), which is owned approximately 90% by Hexagon and approximately 10% by Mr. Reiman through an LLC of which he is the sole member. Pursuant to the royalty agreement, the Issuer sold Grandhaven an overriding royalty interest of 1% of the gross proceeds received by the Issuer’s subsidiary, American West Potash, or AWP, from the extraction of potash from its existing land holdings for $25,000 cash. If (i) the Arizona State Land Department declines to issue any lease to AWP with respect to any state exploration permit, or (ii) the Arizona State Land Department terminates any state exploration permit, or (iii) the Arizona State Land Department refuses to consent to the assignment of any royalty interests in any Arizona state lease, or requires any reduction of or imposes any condition on such royalty interests as a condition of approving an assignment of such royalty interests or approving any royalty reduction or other action with respect to a state lease, or (iv) if AWP has not been issued all of the state leases and conveyed to Grandhaven all royalty interests in all of AWP’s Arizona state leased premises on or before March 1, 2013, Grandhaven shall have the option to receive substitute royalty interests from the Issuer in the same number of acres in portions of the Issuer’s non-Arizona state properties, in a percentage sufficient to compensate Grandhaven for the reduced royalty interests in the affected state lease. If AWP has not been issued any Arizona state leases as of the date that AWP conveys assignments of the royalty interest in the non-Arizona state properties, Grandhaven may elect to receive in substitution an assignment of a 1.388% royalty interest in all of the non-Arizona state leased premises. If the Issuer does not deliver assignments of the royalty interest from AWP to Grandhaven by December 31, 2013, Grandhaven has the option, at anytime thereafter, to purchase shares of the Issuer’s common stock at $4.25 per share in exchange for the surrender by Grandhaven of royalty interests for which assignments have not been obtained, valued at their fair market value at that time.

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Item 7.	Material to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement dated May 23, 2012, among the Reporting Persons (filed herewith).

Exhibit 2.	Securities Purchase Agreement dated as of April 25, 2011 by and between Hexagon Investments, LLC and Prospect Global Resources Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 26, 2011).

Exhibit 3.	Senior Secured Convertible $2,500,000 Promissory Note (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on April 26, 2011).

Exhibit 4.	Two-Year Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on April 26, 2011).

Exhibit 5.	Three-Year Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed on April 26, 2011).

Exhibit 6.	Registration Rights Agreement dated as of April 25, 2011, by and between Prospect Global Resources Inc. and Hexagon Investments, LLC (incorporated by reference to Exhibit 4.5 to the Issuer’s Current Report on Form 8-K filed on April 26, 2011).

Exhibit 7.	Amended and Restated Security Agreement dated as of April 25, 2011, by and among Prospect Global Resources Inc., Richard Merkin, COR Capital LLC and Hexagon Investments, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on April 26, 2011).

Exhibit 8.	Securities Purchase Agreement dated as of September 19, 2011 by and between Hexagon Investments, LLC and Prospect Global Resources Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 23, 2011).

Exhibit 9.	$1,500,000 Convertible Secured Promissory Note (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on September 23, 2011).

Exhibit 10.	Two-Year Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on September 23, 2011).

Exhibit 11.	Registration Rights Agreement dated as of September 19, 2011, by and between Prospect Global Resources Inc. and Hexagon Investments, LLC (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed on September 23, 2011).

Exhibit 12.	Security Agreement dated as of September 19, 2011, by and between Prospect Global Resources Inc. and Hexagon Investments, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on September 23, 2011).

Exhibit 13.	Common Stock Purchase Agreement dated as of November 22, 2011, by and between Very Hungry LLC and Prospect Global Resources Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 29, 2011).

Exhibit 14.	Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on November 29, 2011).

Exhibit 15.	Registration Rights Agreement dated as of November 22, 2011, by and between Prospect Global Resources Inc. and Very Hungry LLC (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on November 29, 2011).

Exhibit 16.	Potash Royalty Purchase and Sale Agreement and Option dated effective as of November 22, 2011, by and between Prospect Global Resources Inc. and Grandhaven Energy, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on November 29, 2011).

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2012

VERY HUNGRY LLC

By:	/s/ Brian Fleischmann

Name:	Brian Fleischmann
Title:	Manager

HEXAGON INVESTMENTS, LLC

By:	/s/ Brian Fleischmann

Name:	Brian Fleischmann
Title:	Executive Vice President

SCOTT J. REIMAN

/s/ Scott J. Reiman
Name:	Scott J. Reiman